

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2013

Via E-Mail
Hojabr Alimi
Chief Executive Officer
Ruthigen, Inc.
2455 Bennett Valley Road, Suite C116
Santa Rosa, CA

> **Re:** **Ruthigen, Inc.**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted May 24, 2013**
> **CIK No. 0001574235**

Dear Mr. Alimi:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please submit all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

2. We note that your draft registration statement includes the Representative's warrants and the common stock underlying those warrants as securities to be registered in this offering. Please be advised that the registration of the issuance of these securities to the Representative, which are to be received by the Representative as underwriting compensation, does not entitle the Representative to subsequently resell such securities to the public without additional registration. As an underwriter, the Representative must avail itself of a resale registration statement or an applicable exemption from Section 5 of the Securities Act of 1933 in order to sell the securities.

3. Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus. If you will use any additional graphic, visual or photographic information in the printed prospectus, please provide us a proof of each such item for our review prior to its use. Please note that we may have comments regarding this material.

4. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please state your election under Section 107(b) of the JOBS Act:

    *   If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or
    *   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

    In addition, please describe the extent to which any of the exemptions available to emerging growth companies are also available to you as a Smaller Reporting Company.

5. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

6. Please tell us what consideration you gave to presenting the historical results of the novel biotechnology business of Oculus Innovative Sciences, Inc. in separate financial statements (i.e., carve-out financial statements) prior to your inception. It would appear that presenting carve-out financial statements to include all relevant activities that have been part of the history of your business, and that can be expected to repeat as the business continues in the future, is required. Separately reference for us any authoritative literature you rely upon to support your position.

7. It appears that you are required to disclose unaudited pro forma financial information in accordance with Article 11 of Regulation S-X to reflect the effect of the transactions that have been or will be completed prior to or concurrently with the closing of your offering on your historical financial statements and to combine any carve-out financial statements of your predecessor operations. In your next amendment please include unaudited pro forma financial information to give effect to your offering, to present the continuing impact of the series of transactions that will take effect upon the completion of your offering and to combine your predecessor carve-out financial information or tell us why including such pro forma financial information is considered not required.

Prospectus Summary, page 2

8. Please expand the opening paragraph of your Prospectus Summary under "Overview" to make clear that you are a development company with no approved products and, immediately prior to the offering, have been a wholly-owned subsidiary of Oculus that was formed in January 2013.

9. We note your statement on page 2, and beginning on page 43 in the "Business" section, that you believe RUT58-60 will be able to meet the safety and efficacy standards that the FDA requires for the approval of a new drug. Please expand this disclosure to make clear that the process to obtain FDA approval can be unpredictable and can take several years, and that you cannot guarantee that your product candidate will ever obtain such approval.

10. We note your statements on page 3, and on page 44 in the "Business" section, regarding the safety, tolerability and broad-range antimicrobial potency of RUT58-06, and that it does not appear to promote resistance to bacteria. Please expand your disclosure to make clear that conclusions are based on preclinical trials only.

11. We note your statement on page 3 regarding your discussions with pharmaceutical companies regarding partnership and collaboration activities. Please expand this disclosure to make clear, if true, that you have no such arrangements in place and that you cannot guarantee that you will be able to secure any such arrangement.

Risks Relating to Our Business, page 5

12. Please combine the first and fifth bullet points, as they appear to be redundant.

13. Please expand your summary of risk factors in this section to include the risks relating to:

- Oculus's control of a significant portion of your outstanding common stock after the transaction;
- The potential conflict(s) of interest given that your directors will serve simultaneously as directors of Oculus and that your chief executive officer and directors hold Oculus common stock and rights to purchase Oculus common stock;

- the risks you will face as a standalone public company that you did not face as a wholly owned subsidiary of Oculus; and
- the anticipated benefits of the Separation and the Distribution that you and/or your stockholders may not achieve.

"We are a development stage company with no commercial products." page 9
"We are heavily dependent on the success of our lead drug candidate…" page 9
"We have limited knowledge and experience with NDA studies…" page 11

14. Please expand each of these risk factors to disclose that you have not yet submitted an IND to the FDA in order to begin clinical trials for RUT58-60.

"We may be unable to maintain sufficient product liability insurance." page 13

15. Please describe briefly the circumstances under which you may need to obtain additional coverage under the supply agreement and, when you enter into independent insurance plan, please quantify your insurance coverage.

"We may not be able to attract, retain, or manage highly qualified personnel…" page 15

16. Please expand this risk factor to identify any key employees other than your two executive officers.

"We expect to face competition, often from companies with greater resources…" page 19

17. Please expand this risk factor to identify your anticipated competitors.

"We expect that we may need additional funding to advance our clinical trial…" page 21

18. Please revise this risk factor to disclose the quarter through which you believe your available funds following the offering will be sufficient to fund your operations. We note the disclosure in your Use of Proceeds on page 33 that you intend to use the net proceeds from the offering, in part, to initiate your first pivotal trial, yet on page 21 you state that such funds will not be sufficient to conduct your pivotal trials. Please clarify this apparent discrepancy.

"Your investment in our common stock may be adversely affected if Oculus…" page 25

19. Please combine this risk factor with the risk factor captioned "The Distribution may not occur" on page 27, as they appear to describe the same risk(s).

"Oculus may not distribute our shares it holds to its stockholders…" page 26

20. Please combine this risk factor with the risk factor captioned "We may be unable to achieve some or all of the benefits…" on page 27, as they appear to describe the same risk(s).

"The assets and resources that we acquire from Oculus…" page 27

21. Please expand this risk factor to disclose any material assets or resources, other than those which you will receive from Oculus in the Separation, that you have identified that you will need to operate as a stand-alone company.

"Financial reporting obligations of being a public company…" page 30

22. Please combine this risk factor with the risk factor captioned "Our management will be required to devote…" on page 30, as they appear to describe the same risk(s).

Industry and Market Data, page 32

23. Please note that it is not appropriate to state or imply that you do not have liability for the statements in your registration statement. Your statements that you have not independently verified third part data and that the results and estimates from your internal research have not been verified by any independent source could imply that you are not taking liability for this information. In order to eliminate any inference that you are not liable for all of the information in your registration statement, please delete these statements or include a statement specifically accepting liability for these statements.

Use of Proceeds, page 33

24. Please expand your disclosure regarding your use of proceeds to provide the estimated amount of proceeds to be used for each of

- the planned Phase 1/2 clinical trial;
- initiation of the first pivotal trial;
- the establishment and validation of your manufacturing facility; and
- the milestone payments under your license and supply agreement.

Management's Discussion and Analysis of Financial Condition and Results of Operations
JOBS Act, page 39

25. Although you mention the extended transition period provided in Securities Act Section 7(a)(2)(B) for complying with new or revised accounting standards, it is unclear whether you are opting out of this provision. Please revise your disclosure to clarify. To the extent you wish to follow the extended transition period permitted under the Securities Act, please revise your disclosure here and in a risk factor to highlight that in the future your financial statements may not be comparable to those of other public companies. To the extent you opt out of the extended transition period, please revise your disclosure to indicate that this election is irrevocable. Please see Questions 13 and 37 of the Jumpstart Our Business Startups Act Frequently Asked Questions.

Research and Development, page 40

26. We noted a statement made during Oculus Innovative Sciences' third quarter 2013 earnings call that your parent's plan is to shift the burden of its high-expense RUT58-60 drug development program to Ruthigen. Please include disclosure about the estimated future expenses related to the development of RUT58-60. To the extent that this information is not estimable, disclose that fact and the reason why it is not estimable. To the extent that at least some portion of future development expenses was estimated to support the size of your offering in discussions with your underwriters, please disclose those estimates clarifying which specific future expenses are included in your disclosure. Please note that you may inform potential investors that the amounts you disclose are estimates and that those estimates are subject to revision and the reasons therefor.

Liquidity and Capital Resources, page 40

27. Please include a discussion of the cash advances and direct payments made by your parent subsequent to March 31, 2013 as applicable.

Contractual Obligations, page 41

28. Please include a discussion that quantifies the potential milestone payments to Oculus that have been omitted from a contractual obligations table and disclose the events that would trigger these payments. Please confirm to us that all of your payment obligations under your collaboration agreements with Oculus and / or with other parties have been disclosed in this section as appropriate.

Operating Capital and Capital Expenditure requirements, page 41

29. Although you disclose on page 67 that you have no equity awards outstanding at March 31, 2013, please include an itemized chronological schedule covering any equity instruments that have been or will be issued prior to or concurrently with the closing of your offering (including stock units, options, warrants, etc.) and include the following information separately for each equity instrument issuance:

- The date of the transaction;
- The number of equity instruments issued or options granted;
- The exercise price of equity instruments granted if applicable;
- The fair value of the common stock on each grate date and how the fair value was determined;
- Whether or not the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective; and,
- If the valuation specialist was a related party, please state that fact.

After your estimated IPO price range has been disclosed, discuss each significant factor contributing to the difference between the fair value as of the date of each date of issuance and the estimated IPO price. Please continue to update your disclosures for any grants or equity issuances up until the time of effectiveness of your registration statement. Please note that once your filing includes an estimated offering price we may have further comments.

Business, page 43
Select Pathogen Activity of RUT58-60, page 49

30. This section contains several technical or other terms that are not defined or explained. Please explain the meaning and significance of the following terms the first time you use them:
- Biocompatibility;
- Logs and log reduction;
- Full biological activity; and
- Serial dilutions

Market Opportunity, page 51

31. Please delete your discussion of the $1 trillion global medicines market, as the specific
market the company is targeting for its products – the prevention and treatment of
infection in invasive applications – is far more narrow and less inclusive than the world's
entire medicines market. In addition, please provide in your disclosure an explanation of
how you derived the estimate of $700 million as the market for RTU58-60 in the
abdominal surgery indication. In your revised disclosure, please clarify whether the
figure of $700 million corresponds directly to the use of anti-infectives to prevent and
treat infection in abdominal surgeries.

Intellectual Property, page 54

32. Please expand your disclosure to identify the expiration dates of your material patents.

Government Regulation and Product Approval—The Physician Payment Sunshine Act, page 62

33. Please define "ACA."

Management—Board Committees and Independence, page 64

34. Please provide the information required by Item 407 of Regulation S-K when it becomes
available.

Certain Relationships and Related Person Transactions, page 70
Relationship with Oculus, page 70

35. Please expand your disclosure to describe the reasons for the Separation.

36. We note your disclosure on page 4 that you plan to enter into a separation agreement with
Oculus. Please expand your disclosure to identify and describe the material terms of this
agreement, including without limitation any assets or liabilities to will acquire from
Oculus, and file a copy as an exhibit to your registration statement.

Description of Capital Stock, page 73

37. Please expand your disclosure to describe briefly:

- the dividend rights of your common stock;
- the vote required by holders of your common stock to take action; and
- whether cumulative voting is permitted.

38. We note that Section 2.11 of your bylaws allows stockholder action by written consent in lieu of a meeting, yet Article VIII, Section 1 of your articles of incorporation specifically denies the power of stockholders to consent in writing without a meeting. Please provide us with an explanation for this discrepancy and the impact, if any, this prohibition on stockholder action by written consent has had on the corporate actions authorized by stockholders to date. We may have further comments based on your response.

39. Please expand your disclosure to describe briefly any provision of your articles of incorporation or by-laws that would have an effect of delaying, deferring or preventing a change in control.

Financial Statements
Notes to Financial Statements
Note 1. Organization and Summary of Significant Accounting Policies, page F-7

40. Please disclose your accounting policy for share-based payments such as your 2013 Equity Incentive Plan and assure that all of the disclosures required by ASC 718, as applicable, have been made. In your response please separately tell us whether any of your employees received equity-based awards from Oculus Innovative Sciences, Inc. and tell us your accounting for these awards. Reference for us the authoritative literature you rely upon to support your position.

Note 5. Commitments and Contingencies, page F-9

41. Please include a discussion of your agreement with your parent under which your primary assets serve as collateral for certain loan and security agreements entered into by your parent. Please assure that your financial statements include all of the disclosures required by ASC Topic 450, ASC Topic 460, ASC Topic 850 as applicable. For example, your disclosure should describe the terms of the arrangement that resulted in your assets being pledged as collateral for the parent company debt and should clarify the extent to which your parent is dependent on your cash flows to service or pay off its debt and the method by which the servicing or pay off will occur.

Part II, Item 16. Exhibits and Financial Statement Schedules

42. Please file a copy of the form of lock-up agreement with your directors, executive offices and Oculus as an exhibit to your registration statement, when it becomes available.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Ibolya Ignat at (202) 551-3656 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Amy Reischauer at (202) 551-3793, Daniel Greenspan at (202) 551-3623, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-Mail</u>
        Ivan Blumenthal
        Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
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